EXHIBIT 99.10

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors
Paramount Energy Operating Corp., as Administrator
Paramount Energy Trust

     We hereby consent to the reference to us in this Annual Report on Form 40-F of Paramount Energy Trust and to the incorporation by reference herein of our report dated March 16, 2004.

May 19, 2004
Calgary, Alberta	McDaniel & Associates Consultants Ltd.